Exhibit 12.2

ARIZONA PUBLIC SERVICE COMPANY
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Nine Months Ended September 30,	Twelve Months Ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings:
Income from continuing operations attributable to common shareholders	$403,661	$450,274	$421,219	$424,969	$395,497	$336,249
Income taxes	215,950	245,841	237,360	245,095	244,396	192,542
Fixed charges	158,861	199,458	204,198	202,457	214,227	238,286
Total earnings	$778,472	$895,573	$862,777	$872,521	$854,120	$767,077
Fixed Charges:
Interest charges	$149,100	$187,499	$193,119	$194,616	$205,533	$229,326
Amortization of debt discount	3,529	4,793	4,168	4,046	4,215	4,616
Estimated interest portion of annual rents	6,232	7,166	6,911	3,795	4,479	4,344
Total fixed charges	$158,861	$199,458	$204,198	$202,457	$214,227	$238,286
Ratio of Earnings to Fixed Charges (rounded down)	4.90	4.49	4.22	4.30	3.98	3.21